

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 9, 2009

Mr. Daniel P. Gorey
Vice President, Chief Financial Officer and Treasurer
Quixote Corporation
Thirty Five East Wacker Drive
Chicago, IL 60601

       RE: **Form 10-K for the fiscal year ended June 30, 2009**
               Form 10-Q for the period ended September 30, 2009
               Schedule 14A filed on October 13, 2009
               File No. 1-08123

Dear Mr. Gorey:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding our review of the financial statements and related matters.

                                   Sincerely,

                                   John Hartz
                                   Senior Assistant Chief Accountant